NO ACT
P.E 10·22·02
1-12212

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

02068567

October 24, 2002

Stewart L. Muglich, Esq.
Sangra, Moller
1000 Cathedral Place
925 West Georgia Street
Vancouver, British Columbia
Canada V6C 3L2

Act Exchange Act of 1934
Section 13E
Rule 13e-4
Public Availability October 24, 2002

PROCESSED
AUG 07 2003
THOMSON FINANCIAL

Re: Drummond Financial Corporation
Incoming letter dated October 22, 2002

Dear Mr. Muglich:

Based on the facts presented, the Division will not recommend enforcement action to the Commission if Drummond Financial Corporation undertakes and consummates the Settlement as described in your letter without compliance with Rule 13e-4 under the Securities Exchange Act of 1934.

Your request for confidential treatment pursuant to Rule 81(b) of the Commission's Regulation Concerning Information and Requests has been granted until the earlier of (1) 120 days from the date of this letter or (2) the date that any information contained in your letter or this response is made publicly available by any of the parties to the proposed Settlement.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response only represents the Division's position on enforcement action. It does not express any legal conclusion on the questions presented.

Sincerely,

Michele M. Anderson

Michele M. Anderson
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance

CRGH

SANGRA, MOLLER

Barristers & Solicitors

1000 Cathedral Place
925 West Georgia Street
Vancouver, British Columbia
Canada V6C 3L2

Telephone: (604) 662-8808
Facsimile: (604) 669-8803
www.sangramoller.com

Reply Attention of:
Stewart L. Muglich

Our File No.:
C6273.N02

Direct Line:
(604) 692-3023

Email:
smuglich@sangramoller.com

August 27, 2002

VIA COURIER

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Rule 13e-4

Dear Sir or Madam:

Re: Request for No-Action with Respect to a Court Ordered Settlement of Litigation: Drummond Financial Corporation

We are the solicitors for Drummond Financial Corporation (the "Corporation"). On behalf of the Corporation, we respectfully request that the staff (the "Staff") of the Division of Corporation Finance recommend that the Securities and Exchange Commission (the "Commission") take no action if the Corporation undertakes and consummates a Settlement (defined below) without compliance with the provisions of Rule 13e-4 promulgated under the *Securities Exchange Act of 1934*, as amended (the "1934 Act").

I. BACKGROUND

A. The Corporation

The Corporation was incorporated in 1993 pursuant to the laws of the State of Delaware. The Corporation's shares of common stock, $0.01 par value (the "Shares") are registered with the Commission pursuant to Section 12(g) of the 1934 Act. The Shares were registered with the Commission in June of 1993 and have been quoted for trading on the OTC Bulletin Board since August 1995. As of the date hereof, there are approximately 42 holders of record of the Shares. We have been advised by the Corporation that, as of the date hereof, the Corporation has filed all required reports with the Commission pursuant to the requirements of the 1934 Act.

B. Summary of the Litigation

On or about September 14, 1999, a putative derivative action, captioned *Gibralt Capital Corporation.* v. *Michael J. Smith et al* (Civil Action No. 16958) was filed in the Delaware Chancery Court naming the Corporation, certain of its directors and officers and others as defendants (the "Defendants"). The claim was filed in the form of a class action on behalf of shareholders of the Corporation (the "Shareholders"), but has not received court certification as such. The action was subsequently amended to substitute certain individual plaintiffs (the "Individual Plaintiffs") in place of Gibralt Capital Corporation and amend the action to withdraw certain claims dismissed by the Court and clarify other claims. The Individual Plaintiffs and the Shareholders (the "Plaintiffs") allege that the Defendants (other than the Corporation) breached certain fiduciary duties, engaged in self dealing and failed in their disclosure obligations.

In particular, the Plaintiffs allege that: (i) certain directors, officers and affiliates of the Corporation entered into a series of transactions which effectively allowed an affiliate of the Corporation to acquire control of the Corporation without paying a control premium, (ii) the transactions were not adequately disclosed to Shareholders and amounted to self-dealing on the part of certain directors and officers of the Corporation, and (iii) the directors of the Corporation by entering into such transactions breached their fiduciary duties to Shareholders of the Corporation.

The Defendants have vigorously denied and continue to deny all liability under the action and all allegations of wrongdoing directed at the Defendants in the litigation. Notwithstanding the foregoing, settlement discussions between the parties have resulted in a proposed settlement (the "Settlement") of the action, the terms of which are set out in a Stipulation and Agreement of Compromise, Settlement and Release dated July 25, 2002 (the "Settlement Agreement").

C. The Proposed Settlement

General

The parties have negotiated a Settlement with respect to the action, the terms of which are described below. The Court issued a preliminary approval order on August 2, 2002 in connection with the Settlement that, among other things:

(i) temporarily certifies Shareholders as a class, for Settlement purposes only, pursuant to Rule 23 of the Delaware Chancery Court;

(ii) approves the notice to be sent to Shareholders pursuant to the Settlement (the "Notice") and directs that the Notice be sent to all Shareholders; and

(iii) schedules the date for the fairness hearing in connection with the Settlement (the "Settlement Fairness Hearing") at which all Shareholders will have an opportunity to be heard. The date of Settlement Fairness Hearing has been set for September 30, 2002.

The Settlement

The Settlement is subject to final court approval. If such approval is obtained, the Corporation will make an offer to purchase all of the outstanding Shares not owned by the Defendants and/or their associates and affiliates at a price of $1.25 per Share. The offer to purchase is anticipated to be made within 10 business days of the Settlement becoming final.

The Settlement will release any and all claims of the Plaintiffs and derivative claims against the Defendants, their affiliates, successors, heirs and assigns and any past or present officers and directors of the Corporation that were or could have been brought in the action, and to the maximum extent permitted under law, any claims that could have been brought under federal or state laws, including but not limited to claims that were known or unknown, contingent, matured, or not yet mature. The Settlement also releases any and all claims by the Defendants against the Individual Plaintiffs that either could have been brought in the action or that in any way arise out of the action or the Individual Plaintiffs' conduct of the action.

The action will be temporarily maintained as a class action, for the purposes of the Settlement only, consisting of all holders of record and beneficial holders of Shares, other than the Defendants and their affiliates, from January 1, 1995 to the date of application to the Court for approval of the Settlement.

The Settlement will not be an admission or concession on the part of any of the Plaintiffs, Defendants or any Shareholder or any other person of any liability or wrongdoing by them, or any of them, and shall not be offered or received in evidence in any action or proceeding.

As structured by the parties, approval of the Settlement is in the sole discretion of the Court. In addition, the Court has directed the Corporation to mail the Notice to each Shareholder at its last known address at least 30 days prior to the Settlement Fairness Hearing. The Court has also requested nominee holders of Shares to forward copies of the Notice to beneficial owners and for the Corporation to make additional copies of the Notice available to any record holder who requests copies for distribution to beneficial owners.

The Notice will set forth, among other things, the terms of the Settlement, including certain material terms of the offer to purchase, the reasons for the Settlement and the date of the Settlement Fairness Hearing and that each Shareholder is entitled to attend and be heard and present evidence at such hearing.

Shareholders will have the option to participate in the Settlement. A Shareholder that chooses not to participate in the Settlement will continue to be a Shareholder of the Corporation upon consummation of the Settlement. The Settlement, however, will result in the full and complete settlement, dismissal and release of all claims against the Defendants.

The terms of Settlement will be reviewed by the Court. In making its determination as to the fairness of the terms of the Settlement, the Court will be reviewing, among other things: (i) the Notice, including the information contained therein setting out the terms of the Settlement; and (ii) the procedures to be followed in connection with completion of the Settlement. As part of its final approval order, the Court will approve the procedural and substantive fairness of the Settlement.

II. Discussion

Exemption From 1934 Act Rules Regarding Tender Offers

The Notice to be delivered to Shareholders in connection with the Settlement could be deemed to be tender offer material subject to the 1934 Act. However, for the reasons discussed below, we believe that the tender offer rules do not apply to the Settlement.

The term "tender offer" is not defined in either Rule 13e-4 or in the 1934 Act. However, based on well recognized case law, we believe that the Settlement should not be characterized as a tender offer.

Definition of Tender Offer

In the widely cited opinion of *Wellman* v. *Dickinson*, 475 F. Supp. 783 (S.D.N.Y. 1979), aff'd, 682 F.2d 355 (2d Cir. 1982) cert. denied, 460 U.S. 1069 (1983), the District Court at page 823 identified seven elements suggested by the Staff as being characteristic of a "tender offer":

1. active and widespread solicitation of public securityholders;
2. solicitation for a substantial percentage of the outstanding securities;
3. an offer to purchase made at a premium over the prevailing market price;
4. an offer containing terms which are firm, rather than negotiable;
5. consummation of the offer being contingent upon the tender of a fixed minimum number of shares, often subject to a fixed maximum number of shares to be purchased;
6. an offer being open for only a limited time period; and
7. offerees being subjected to pressure to sell.

The current terms of the Settlement are the result of extensive negotiations between the parties and remain subject to modification by the Court at the Settlement Fairness Hearing at which all Shareholders will have an opportunity to be heard and present evidence. Accordingly, it would not be accurate to conclude that the terms of the Settlement are fixed. In addition, Shareholders will have the option and may choose to not participate in the Settlement. The Corporation has agreed to purchase as many Shares as may be tendered by Shareholders under the Settlement. The Settlement is not contingent upon the tender of a minimum or maximum number of Shares and Shareholders will not be pressured to tender any Shares. Moreover, Shareholders will have until ten calendar days prior to the Settlement Fairness Hearing to consider whether or not to object to the Settlement or any of its terms. The Settlement will ultimately be contingent upon Court approval, which will review the procedural and substantive fairness of the Settlement.

Based upon the foregoing, it is our opinion that the Settlement is not a "tender offer" under the 1934 Act. The distribution of the Notice is not characteristic of many of the elements of a tender offer as cited in the Wellman opinion. In addition, the active involvement of the Court in all phases of the Settlement is atypical of transactions recognized to constitute a tender offer and provides a level of protection to Shareholders at least equal to the provisions of Rule 13e-4.

We are not aware of any cases in which an enforcement action was brought to force compliance with Rule 13e-4 with respect to a transaction in which court supervision played a predominant role. To the contrary, it is well established that a judicially approved agreement, even if it contemplated "what might technically be construed as a tender offer", is not subject to the 1934 Act (*Brucker* v. *Thyssen-Bornemisza Europe N.V.*, et al 424 F. Supp. 679 (S.D.N.Y. 1976) aff'd sub nom., *Brucker* v. *Indian Head, Inc.*, 559 F.2d 1202 (2d Cir.), cert. denied, 434 U.S. 897).

The court in Brucker rejected a claim that a notice of settlement (reflecting the exchange of cash for securities in connection with the merger of two companies) violated Sections 13(d), 13(e), 14(d) and 14(e) of the 1934 Act, and the rules promulgated under those sections, stating that "we think that these sections were not meant to apply to judicially approved settlement agreements..."(Brucker at 691). In coming to this conclusion, the court took into account both the legislative history and the underlying policies of the 1934 Act. In particular, the court noted that "the overriding purpose of Congress in enacting this legislation was to protect the individual investor..."(Id. at 691, quoting *Bath Industries, Inc.* v. *Blot*, 427 F.2d 97, 109 (7th Cir. 1970)). In dismissing the plaintiffs' objections, the court held:

> "[T]he individual investors have been more than adequately protected by the procedures following in the instant judicially-approved settlement, where the individual investor has had full notification of the terms of the offer, the people or groups involved, the purpose of the offer and the plan of the offeror. Thus we conclude that the filing requirement of the Williams Act does not preclude this settlement."(Id. at 692).

The Brucker court's decision was followed in *Gilbert* v. *Bagley*, 492 F. Supp. 714 (M.D.N.C. 1980). Furthermore, the Staff has taken a position similar to that of the Brucker and Gilbert courts in at least five no-action letters. See Equis Financial Group Limited Partnership, Related Capital Company, Prudential-Bache Energy Production Inc. and Canadian Pacific Limited.

The purpose of the filing requirements of the 1934 Act is to prevent fraudulent or deceptive conduct through public disclosure. In the current matter, Shareholders will receive a judicially sanctioned Notice containing material information regarding the Settlement. In addition, the interests of Shareholders have been represented by counsel who: (i) have been involved in negotiating the terms of the Settlement on behalf of Shareholders; and (ii) will have reviewed the Notice prior to its distribution to Shareholders.

In light of the foregoing, in the event the Court approves the Settlement, including the Notice setting forth its proposed terms, it is our opinion that the Defendants are not subject to Rule 13e-4 of the 1934 Act and that the Settlement can be effected without compliance with the filing requirements of the tender offer rules set forth in or promulgated thereunder. If the Staff does not concur in our conclusion, we request that the Staff nonetheless recommend that the Commission take no action if the Settlement is undertaken and consummated without compliance with the provisions of Rule 13e-4 under the 1934 Act.

III. REQUEST FOR ADVICE

We respectfully request concurrence in the foregoing opinions, and confirmation by the Staff of the Division of Corporate Finance that it will not recommend any action to the Commission under the 1934 Act in the event of the distribution of the Notice to Shareholders without compliance with the provisions of Rule 13e-4 under the 1934 Act.

In the event that Staff should reach a preliminary conclusion that it may not be able to take the no-action position we are requesting, we would appreciate an opportunity to discuss the matter further prior to the issuance of a formal response.

The Hon. Jack B. Jacobs, Vice Chancellor of the Delaware Chancery Court, presiding over the litigation, has directed that the Settlement Fairness Hearing will be held on September 30, 2002 at 2:00 p.m. We respectfully request that the Staff respond to this letter as soon as possible. We apologize for the lateness of this request but we are advised that the Delaware Chancery Court recently moved and the documentation relating to these matters was temporarily unavailable.

IV. REQUEST FOR CONFIDENTIAL TREAMTMENT

Pursuant to 17 C.F.R S.200.81(b), we hereby request that this letter and any response by the Staff hereto remain confidential for a period ending on the earlier of: (i) 120 days from the date of the Staff's response; and (ii) the date any of the parties to the proposed Settlement make the information contained in this letter public. The proposed Settlement described in this letter has not yet been finalized and premature disclosure of its terms could be potentially misleading (because the settlement plan could evolve in different directions) and might impede a successful conclusion of a settlement.

If we can provide any assistance or further information, please do not hesitate to call the undersigned at (604) 692-3023. In accordance with Release No. 33-6269, seven additional copies of this letter are enclosed.

SANGRA, MOLLER

Per:
Stewart L. Muglich

SLM/am

cc: Drummond Financial Corporation
Attention: Michael J. Smith

SANGRA, MOLLER

Barristers & Solicitors

1000 Cathedral Place
925 West Georgia Street
Vancouver, British Columbia
Canada V6C 3L2

Telephone: (604) 662-8808
Facsimile: (604) 669-8803
www.sangramoller.com

Reply Attention of:
Stewart L. Muglich

Our File No.:
C6273.N02

Direct Line:
(604) 692-3023

Email:
smuglich@sangramoller.com

October 22, 2002

VIA FACSIMILE AND COURIER

Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Rule 13e-4

Attention: Michele Anderson

Dear Madam:

Re: Request for No-Action with Respect to a Court Ordered Settlement of Litigation Drummond Financial Corporation

Pursuant to our various telephone conversations and to our letters dated August 27, 2002 and October 10, 2002, we hereby respond to your requests that we supplement our earlier responses and consolidate them into one letter.

We are the solicitors for Drummond Financial Corporation (the "Corporation"). On behalf of the Corporation, we respectfully request that the staff (the "Staff") of the Division of Corporation Finance recommend that the Securities and Exchange Commission (the "Commission") take no action if the Corporation undertakes and consummates a Settlement (as defined below) without compliance with the provisions of Rule 13e-4 promulgated under the *Securities Exchange Act of 1934*, as amended (the "1934 Act"). We specifically request that the Staff of the Commission confirm that they will take no action in connection with the offer by the Corporation to purchase all outstanding common shares of the Corporation not owned by the Defendants (as defined below) or their associates or affiliates at a price of $1.25 per share. We understand that the Staff will make no recommendation with relation to the notice which was sent to shareholders of the Corporation (the "Shareholders") on or about August 27, 2002 (the "Notice") as the timing of this request post dates the date of the Notice and the Staff cannot grant retroactive relief.

I. BACKGROUND

A. The Corporation

The Corporation was incorporated in 1993 pursuant to the laws of the State of Delaware. The Corporation's shares of common stock, $0.01 par value (the "Shares") are registered with the Commission pursuant to Section 12(g) of the 1934 Act. The Shares were registered with the Commission in June of 1993 and have been quoted for trading on the OTC Bulletin Board since August 1995. As of the date hereof, there are approximately 42 holders of record of the Shares. We have been advised by the Corporation that it will be filing its Form 10-K for the year ended June 30, 2002 very shortly and that, other than this form, as of the date hereof, the Corporation has filed all required reports with the Commission pursuant to the requirements of the 1934 Act.

B. Summary of the Litigation

On or about September 14, 1999, a putative derivative action, captioned *Gibralt Capital Corporation* v. *Michael J. Smith et al* (Civil Action No. 16958) was filed in the Delaware Chancery Court (the "Court") naming the Corporation, certain of its directors and officers and others as defendants (the "Defendants"). The claim was filed in the form of a class action on behalf of Shareholders, but has not received court certification as such, except with respect to the settlement discussed below. The action was subsequently amended to substitute certain individual plaintiffs (the "Individual Plaintiffs") in place of Gibralt Capital Corporation and amend the action to withdraw certain claims dismissed by the Court and clarify other claims. The Individual Plaintiffs and the Shareholders (the "Plaintiffs") allege that the Defendants (other than the Corporation) breached certain fiduciary duties, engaged in self dealing and failed in their disclosure obligations.

In particular, the Plaintiffs allege that: (i) certain directors, officers and affiliates of the Corporation entered into a series of transactions which effectively allowed an affiliate of the Corporation to acquire control of the Corporation without paying a control premium; (ii) the transactions were not adequately disclosed to Shareholders and amounted to self-dealing on the part of certain directors and officers of the Corporation; and (iii) the directors of the Corporation breached their fiduciary duties to Shareholders of the Corporation by entering into such transactions.

The Defendants have vigorously denied and continue to deny all liability under the action and all allegations of wrongdoing directed at the Defendants in the litigation. Notwithstanding the foregoing, settlement discussions between the parties have resulted in a proposed settlement (the "Settlement") of the action, the terms of which are set out in a Stipulation and Agreement of Compromise, Settlement and Release dated July 25, 2002 (the "Settlement Agreement").

C. The Proposed Settlement

General

The parties have negotiated a Settlement with respect to the action, the terms of which are described below. The Court issued a preliminary approval order on August 2, 2002 in connection with the Settlement that, among other things:

(i) temporarily certified Shareholders as a class, for settlement purposes only, pursuant to Rule 23 of the Court;

(ii) approved the notice to be sent to Shareholders pursuant to the Settlement (the "Notice") and directed that the Notice be sent to all Shareholders; and

(iii) scheduled the date for the fairness hearing in connection with the Settlement (the "Settlement Fairness Hearing") at which all Shareholders will have an opportunity to be heard. The date of the Settlement Fairness Hearing was originally set for September 30, 2002 but has been rescheduled to October 25, 2002.

The Settlement

The Settlement is subject to final court approval. If such approval is obtained, the Corporation will make an offer to purchase all of the outstanding Shares not owned by the Defendants and/or their associates and affiliates at a price of $1.25 per Share. The offer to purchase is anticipated to be made within 10 business days of the Settlement becoming final.

The Settlement will release any and all claims of the Plaintiffs and derivative claims against the Defendants, their affiliates, successors, heirs and assigns and any past or present officers and directors of the Corporation that were or could have been brought in the action, and to the maximum extent permitted under law, any claims that could have been brought under federal or state laws, including but not limited to claims that were known or unknown, contingent, matured, or not yet mature. The Settlement also releases any and all claims by the Defendants against the Individual Plaintiffs that either could have been brought in the action or that in any way arise out of the action or the Individual Plaintiffs' conduct of the action.

The action will be temporarily maintained as a class action, for the purposes of the Settlement only, consisting of all holders of record and beneficial holders of Shares, other than the Defendants and their affiliates, from January 1, 1995 to the date of application to the Court for approval of the Settlement.

The Settlement will not be an admission or concession on the part of any of the Plaintiffs, Defendants or any Shareholder or any other person of any liability or wrongdoing by them, or any of them, and shall not be offered or received in evidence in any action or proceeding.

As structured by the parties, approval of the Settlement is in the sole discretion of the Court. In addition, the Court directed the Corporation to mail the Notice to each Shareholder at its last known address at least 30 days prior to the Settlement Fairness Hearing. The Court also requested nominee holders of Shares to forward copies of the Notice to beneficial owners and for the Corporation to make additional copies of the Notice available to any record holder who requests copies for distribution to beneficial owners.

The Notice set forth, among other things, the terms of the Settlement, including certain material terms of the offer to purchase, the reasons for the Settlement and the date of the Settlement Fairness Hearing and that each Shareholder is entitled to attend and be heard and present evidence at such hearing. The Notice also identified that the Court had determined that the action would be maintained as a class action for the purposes of the Settlement only.

Shareholders will have the option to participate in the Settlement. A Shareholder that chooses not to participate in the Settlement will continue to be a Shareholder of the Corporation upon consummation of the

Settlement. The Settlement, however, will result in the full and complete settlement, dismissal and release of all claims against the Defendants.

The terms of Settlement will be reviewed by the Court. In making its determination as to the fairness of the terms of the Settlement, the Court will review, among other things: (i) the Notice, including the information contained therein setting out the terms of the Settlement; and (ii) the procedures to be followed in connection with completion of the Settlement. As part of its final approval order, the Court will approve the procedural and substantive fairness of the Settlement.

Upon receipt of the final approval order, the Corporation will forward an offer to purchase within 10 business days of the Settlement becoming final. The Corporation has agreed to purchase as many Shares as may be tendered by Shareholders under the terms of the offer. Any Shareholders, other than Michael J. Smith, Jimmy S.H. Lee, Roy Zanatta, Oq-Hyun Chun, MFC Bancorp Ltd. and the Corporation or their associates and affiliates, are eligible to tender their Shares to the offer. Those Shares held by Shareholders eligible to tender to the offer represent approximately 28% of the total issued and outstanding Shares of the Corporation.

The Corporation will be making no further solicitations of Shareholders in connection with such offering other than the delivery of the disclosure document which will contain the terms of the offer set out in the Notice and such other terms, if any, as may be prescribed and approved by the Court. This disclosure document will not contain any recommendation by the board of the Corporation and will only advise as to the procedures to be followed by a Shareholder in order to accept the offer. The document to be provided to Shareholders will contain the terms of the offer, a letter of transmittal and a notice of guaranteed delivery which, together, will set out the procedures to be followed in order to accept the offer. In summary, and as set out in the Notice, the offer to purchase will remain open for a period of 30 days after the disclosure document is sent to the Shareholders following the court approval. Payment for such tendered Shares will be made promptly to all tendering Shareholders at the conclusion of the 30 day period. Any Shareholders tendering to the offer will be able to withdraw their tendered shares up until the Corporation has made payment for the Shares on or about the conclusion of the 30 day period after the disclosure document is sent to the Shareholders. The offer is not contingent upon the tender of a minimum or maximum number of Shares.

In order to ensure that the Shareholders receive the most current information about the Corporation to enable them to make an informed decision, a copy of the Corporation's Form 10-K for the year ended June 30, 2002 will be disseminated with the offering documents.

II. DISCUSSION

Exemption From 1934 Act Rules Regarding Tender Offers

The documents to be delivered to Shareholders in connection with the Settlement could be deemed to be tender offer material subject to the 1934 Act. However, for the reasons discussed below, we believe that the tender offer rules do not apply to the Settlement.

The term "tender offer" is not defined in either Rule 13e-4 or in the 1934 Act. However, based on well recognized case law, we believe that the Settlement should not be characterized as a tender offer.

Definition of Tender Offer

In the widely cited opinion of *Wellman* v. *Dickinson*, 475 F. Supp. 783 (S.D.N.Y. 1979), aff'd, 682 F.2d 355 (2d Cir. 1982) cert. denied, 460 U.S. 1069 (1983), the District Court at page 823 identified seven elements suggested by the Staff as being characteristic of a "tender offer":

1. active and widespread solicitation of public securityholders;

2. solicitation for a substantial percentage of the outstanding securities;

3. an offer to purchase made at a premium over the prevailing market price;

4. an offer containing terms which are firm, rather than negotiable;

5. consummation of the offer being contingent upon the tender of a fixed minimum number of shares, often subject to a fixed maximum number of shares to be purchased;

6. an offer being open for only a limited time period; and

7. offerees being subjected to pressure to sell.

The market price of the common shares was $0.78 on August 27, 2002, the date the Notice was sent to the Shareholders. As at the close of business on October 21, 2002, the market price of the shares was $0.95. The purchase price set out in the terms of the offer is $1.25 per share which represents a premium of approximately 60% over the market price of August 27, 2002 and a premium of approximately 32% of the market price on October 21, 2002. The offer is also only open for a limited period of time. Other than these two factors, however, the offer does not contain the other elements suggested by the Staff as being characteristic of a tender offer.

The current terms of the Settlement are the result of extensive negotiations between the parties and remain subject to modification by the Court at the Settlement Fairness Hearing at which all Shareholders will have an opportunity to be heard and present evidence. Accordingly, it would not be accurate to conclude that the terms of the Settlement are fixed. In addition, Shareholders will have the option and may choose to not participate in the Settlement. The Corporation has agreed to purchase as many Shares as may be tendered by Shareholders under the Settlement. The Settlement is not contingent upon the tender of a minimum or maximum number of Shares and Shareholders will not be pressured to tender any Shares. Moreover, Shareholders will have until ten calendar days prior to the Settlement Fairness Hearing to consider whether or not to object to the Settlement or any of its terms. The Settlement will ultimately be contingent upon Court approval, which will review the procedural and substantive fairness of the Settlement.

Based upon the foregoing, it is our view that the Settlement is not a "tender offer" under the 1934 Act. While the offer does possess certain of the characteristics and elements of a tender offer it does not possess the majority of the elements of a tender offer as cited in the Wellman opinion. In addition, the active involvement of the Court in all phases of the Settlement is atypical of transactions recognized to constitute a tender offer and provides a level of protection to Shareholders at least equal to the provisions of Rule 13e-4.

We are not aware of any cases in which an enforcement action was brought to force compliance with Rule 13e-4 with respect to a transaction in which court supervision played a predominant role. To the contrary, it is well established that a judicially approved agreement, even if it contemplated "what might technically be construed as a tender offer", is not subject to the 1934 Act (*Brucker* v. *Thyssen-Bornemisza Europe N.V.*, et al 424 F. Supp. 679 (S.D.N.Y. 1976) aff'd sub nom., *Brucker* v. *Indian Head, Inc.*, 559 F.2d 1202 (2d Cir.), cert. denied, 434 U.S. 897).

The court in Brucker rejected a claim that a notice of settlement (reflecting the exchange of cash for securities in connection with the merger of two companies) violated Sections 13(d), 13(e), 14(d) and 14(e) of the 1934 Act, and the rules promulgated under those sections, stating that "we think that these sections were not meant to apply to judicially approved settlement agreements..." (Brucker at 691). In coming to this conclusion, the court took into account both the legislative history and the underlying policies of the 1934 Act. In particular, the court noted that "the overriding purpose of Congress in enacting this legislation was to protect the individual investor..." (Id. at 691, quoting *Bath Industries, Inc.* v. *Blot*, 427 F.2d 97, 109 (7th Cir. 1970)). In dismissing the plaintiffs' objections, the court held:

> "[T]he individual investors have been more than adequately protected by the procedures following in the instant judicially-approved settlement, where the individual investor has had full notification of the terms of the offer, the people or groups involved, the purpose of the offer and the plan of the offeror. Thus we conclude that the filing requirement of the Williams Act does not preclude this settlement." (Id. at 692).

The Brucker court's decision was followed in *Gilbert* v. *Bagley*, 492 F. Supp. 714 (M.D.N.C. 1980). Furthermore, the Staff have taken a position similar to that of the Brucker and Gilbert courts in at least five no-action letters. See Equis Financial Group Limited Partnership, Related Capital Company, Prudential-Bache Energy Production Inc. and Canadian Pacific Limited.

The purpose of the filing requirements of the 1934 Act is to prevent fraudulent or deceptive conduct through public disclosure. In the current matter, Shareholders received a judicially sanctioned Notice containing material information regarding the Settlement. In addition, the interests of Shareholders have been represented by counsel who: (i) have been involved in negotiating the terms of the Settlement on behalf of Shareholders; and (ii) have reviewed the Notice prior to its distribution to Shareholders.

In light of the foregoing, in the event the Court approves the Settlement, it is our opinion that the Defendants are not subject to Rule 13e-4 of the 1934 Act and that the Settlement can be effected without compliance with the filing requirements of the tender offer rules set forth in or promulgated thereunder. If the Staff do not concur in our conclusion, we request that the Staff nonetheless recommend that the Commission take no action if the Settlement is undertaken and consummated without compliance with the provisions of Rule 13e-4 under the 1934 Act.

III. REQUEST FOR ADVICE

We respectfully request concurrence in the foregoing opinions, and confirmation by the Staff of the Division of Corporate Finance that they will not recommend any action to the Commission under the 1934 Act in the event the Corporation undertakes and consummates a Settlement without compliance with the provisions of Rule 13e-4 promulgated under the 1934 Act. We specifically request that the Staff of the Commission confirm that they will take no action in connection with the offer by the Corporation to purchase all outstanding Shares not owned by the Defendants or their associates or affiliates at a price of $1.25 per share.

In the event that Staff should reach a preliminary conclusion that they may not be able to take the no-action position we are requesting, we would appreciate an opportunity to discuss the matter further prior to the issuance of a formal response.

The Hon. Jack B. Jacobs, Vice Chancellor of the Court, presiding over the litigation, has directed that the Settlement Fairness Hearing will be held on October 25, 2002 at 2:00 p.m. We respectfully request that the Staff respond to this letter as soon as possible.

IV. REQUEST FOR CONFIDENTIAL TREATMENT

Pursuant to 17 C.F.R S.200.81(b), we hereby request that this letter and any response by the Staff hereto remain confidential for a period ending on the earlier of: (i) 120 days from the date of the Staff's response; and (ii) the date any of the parties to the proposed Settlement make the information contained in this letter public. The proposed Settlement described in this letter has not yet been finalized and premature disclosure of its terms could be potentially misleading (because the settlement plan could evolve in different directions) and might impede a successful conclusion of a settlement.

If we can provide any assistance or further information, please do not hesitate to call the undersigned at (604) 692-3023. In accordance with Release No. 33-6269, seven additional copies of this letter are enclosed.

SANGRA, MOLLER

Per:
Stewart L. Muglich

SLM/am

cc: Drummond Financial Corporation
Attention: Roy Zanatta